

July 11, 2011

<u>Via E-mail</u>
Timothy J. Donahue
Chief Financial Officer
Crown Holdings, Inc.
One Crown Way
Philadelphia, Pennsylvania  19154

> **RE:    Crown Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 21, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **Filed May 4, 2011**
> **Form 8-K Filed June 14, 2011**
> **File No. 0-50189**

Dear Mr. Donahue:

    We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Rufus Decker

                    Rufus Decker
                    Accounting Branch Chief